# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PIMCO CALIFORNIA MUNICIPAL INCOME FUND II, CIK 0001170300
CUSIP: 72200M884
Title of class of securities: REMARKETABLE VARIABLE RATE MUNIFUND TERM PREFERRED
Address of issuer's principal executive offices: 1633 Broadway, New York, New York (NY), 10019
Date of event which requires filing of this statement: 08/01/2025
Amends the filing with accession number 0001140361-24-021785
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Banc of America Preferred Funding Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: REMARKETABLE VARIABLE RATE MUNIFUND TERM PREFERRED
Name of issuer: PIMCO CALIFORNIA MUNICIPAL INCOME FUND II
Address of issuer's principal executive offices: 1633 Broadway, New York, New York (NY), 10019
Comment:
This Amendment No. 2 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated April 17, 2024 and filed with the SEC on April 24, 2024 (as amended to the date hereof, the "Original Schedule 13D"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the remarketable variable rate munifund term preferred shares, series 2054 (CUSIP No. 72200M884) ("RVMTP Shares") of PIMCO California Municipal Income Fund II (the "Issuer").

This Amendment is being filed as a result of the reorganization of the Issuer and PIMCO California Municipal Income Fund III ("PZC") into PIMCO California Municipal Income Fund ("PCQ") on August 1, 2025 (the "Reorganization") pursuant to which BAPFC exchanged 900 RVMTP Shares of the Issuer (CUSIP No. 72200M884) for an equal number of RVMTP Shares of PCQ (CUSIP No. 72200N700).

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Original Schedule 13D is hereby amended by:

deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.
Criminal convictions in the last five years:
Item 2(d) of the Original Schedule 13D is hereby amended by:

deleting Schedule II referenced therein and replacing it with Schedule II included with this Amendment.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"In connection with the Reorganization, BAPFC exchanged 900 RVMTP Shares of the Issuer (CUSIP No. 72200M884) for an equal number of RVMTP Shares of PCQ (CUSIP No. 72200N700). As a result of the Merger, the Reporting Persons no longer own any RVMTP Shares of the Issuer."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"As a result of the Reorganization, the Reporting Persons no longer own any RVMTP Shares of the Issuer."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Paragraph (a) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow: "The responses of the Reporting Persons to rows (7) through (11) of the cover pages of this Amendment are incorporated herein by reference".
Number of shares as to which each person has sole or shared power to vote or dispose: Paragraph (b) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow: "The responses of the Reporting Persons to rows (7) through (11) of the cover pages of this Amendment are incorporated herein by reference."
Transactions in the class effected during the past sixty days: Paragraph (c) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Paragraph (d) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow: "On August 1, 2025, as a result of the Reorganization, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:

"The responses of the Reporting Persons in Item 3 and Item 4 hereof are incorporated herein by reference. All voting arrangements and financing arrangements relating to the RVMTP Shares have been terminated as a result of the Reorganization of Issuer."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Power of Attorney

99.6 Schedule I

99.7 Schedule II"

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Andres Ortiz, Andres Ortiz/Authorized Signatory (08/05/2025)
- Banc of America Preferred Funding Corporation: /s/ Andres Ortiz, Andres Ortiz/Authorized Signatory (08/05/2025)